SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on Fourth Quarter Financial Results

February 8, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 8, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

FNX Mining Reports Strong Financial and Operating Results for First Year of Commercial Operations

TORONTO: February 8, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to report positive financial and operating results for fiscal year 2004. The strong operating and financial results from its 75% owned McCreedy West Mine in Sudbury, ON, Canada enabled the Company to have positive annual earnings and cash flow for the first time in its history and to achieve payback of its Phase 1 Mining capital expenditures at the McCreedy West Mine in less than one year.

These unaudited results represent the Company's first year of commercial operations as a producing mining company. The 2004 audited financial results will be published in the Company's 2004 Annual Report.

     UNAUDITED FINANCIAL1 AND OPERATING RESULTS      (C$ millions, unless otherwise indicated)

	Three Months Ended		Twelve Months Ended
	Dec. 31 2004	Dec. 31 2003	Dec. 31 2004	Dec. 31 2003
Financial Summary (Jan. 1, 2004 - Dec 31, 2004 for Production from Nov. 1, 2003 to Oct. 31, 2004)
Revenue	$16.7	$-	$55.9	$-
Net Earning (loss)	3.4	(4.0)	6.5	(10.1)
Earnings per Share (C$/Share)	$0.07	$(0.08)	$0.13	$(0.24)
Cash	56.8	52.5	56.8	52.5
Working Capital	68.9	56.7	68.9	56.7
Debt	-	-	-	-
Mine Depreciation and Amortization	1.9	-	5.9	-
Mine Capex	1.5	3.8	7.7	15.1
Non-GAAP Measures:
Adjusted EBITDA[3]	4.5	(1.2)	14.3	(2.6)
Operational Summary (Operations from Nov.1, 2003 - October 31, 2004)
Ore Shipped (tons)	86,053	-	283,358	-
Revenue per Ton Shipped (C$)	194	-	197	-
Cash Operating Costs	9.9	-	31.8	-
Cash Operating Costs/Ton Shipped (C$)	115	-	112	-
Cash Operating Margin[2]	6.8	-	24.1	-
Cash Operating Margin per Ton Shipped (C$)	79	-	85	-
Cash Cost per lb of Ni (US$) (net of by-product credits)	3.34	-	3.18	-

1 These unaudited financial statements have been prepared by the Management of FNX Mining and have not been audited or reviewed by the Company's auditors.

2 Cash operating margin is calculated by reducing revenue for the period by cash operating costs3 for the period.

3 The Adjusted EBITDA for the fourth quarter is calculated by subtracting from the 2004 revenue ($16.7 million) the operating cash costs ($9.9 million) and multiplying the difference by 75% to determine the

Company's share of cash operating margin ($5.1 million) less the Company's net cash expense items ($0.6 million) to arrive at the Adjusted EBITDA in the fourth quarter of $4.5 million. The $14.3 million 2004 Adjusted EBITDA is calculated in the same manner.

The company reported $3.4 million in net earnings for the fourth quarter of 2004 or $0.07 per share, bringing net earnings for the full year to $6.5 million or $0.13 per share.  This compares to a loss of $4.0 million or $0.08 per share in the fourth quarter of 2003 and a loss of $10.1 million or $0.24 per share for fiscal 2003. A favourable adjustment to non-cash taxes resulted in an increase in fourth quarter earnings as the non-cash tax in the fourth quarter was a positive $0.3 million compared to negative $1.4 million in the third quarter of 2004. A stronger Canadian dollar versus the USA dollar reduced earnings in the fourth quarter by $1.1 million, when compared to the exchange rate for first half of 2004.

The Company reported fourth quarter 2004 revenues of $16.7 million and revenues of $55.9 for fiscal 2004 ($197 per ton of ore shipped) compared to zero revenues for 2003. The Company changed its revenue recognition policy in the quarter and now also recognizes platinum, palladium and cobalt revenue in the second month after the month of shipment to the mill. This change increased the fourth quarter revenue by $0.4 million and increased earnings marginally less than the $0.4 million revenue increase.

The Company's cash operating margin (a non-GAAP measure calculated by reducing income statement revenue by cash operating costs) was $6.8 million ($79 per ton of ore shipped) for the fourth quarter and $24.1 million ($85 per ton of ore shipped) for the year.

The total Phase 1 McCreedy West mine capex of $23.8 million was repaid by year-end, an impressive payback period of less than one-year.

The Company's Adjusted EBITDA (a non-GAAP term defined here as earnings before non-cash items, i.e. taxes, depreciation, amortization, and stock option expenses) was $4.5 million for the fourth quarter and $14.3 million for fiscal year 2004.

At year-end, the Company had $56.8 million in its treasury, zero debt and working capital of $68.9 million.  This strong balance sheet will help support production start up at the PM Deposit and the development of the Levack Mine during 2005 as well as finance the ongoing $30 million advanced exploration program (shaft sinking, underground development and drilling) leading to a feasibility study at the Podolsky Property.

The weighted average metal prices received for the fourth quarter were US$6.35 per lb. of nickel and US$1.35 per lb. for copper.  For the year, weighted average metal prices received were US$6.22 per lb. for nickel and US$1.27 per lb. for copper. The cash cost of producing a pound of nickel, net of by-product credits, was US$3.34 for the fourth quarter and US$3.18 for fiscal 2004. These costs were negatively affected by the stronger Canadian dollar and, because of the current strong nickel prices, less than planned production from the by-product-rich footwall deposits.

Operating Results

The Company and its Sudbury Joint Venture partner continued to maintain their exemplary safety record with no lost time accidents reported in the fourth quarter of 2004 and have now gone 1,018 consecutive days without a lost time accident.

A total of 6.2 million lbs. of payable nickel and 2.7 million lbs. of payable copper was produced from Phase 1 Mining at the McCreedy West Mine in fiscal 2004 (production period November 1, 2003 to October 31, 2004).  During the 2004 calendar year the Company shipped 306,768 tons of ore and produced 6.6 million pounds of payable nickel and 3.1 million pounds of payable copper.

Exploration Results

The 2004 FNX exploration spending on the SJV was $12.5 million.  In total, 275,005 ft of drilling were completed in 495 holes.  At Podolsky, surface drilling tested the 2000 and North Deposits and explored the Sudbury Igneous Contact for contact style deposits.  The North Range Footwall program focused in several areas where the potential for significant copper-precious metal deposits was identified.  An intersection of 20.6% copper, 1.0% nickel and 5.1 g/T platinum, palladium and gold over 27.9 ft together with several shorter intersections of similar grade were encouraging and the exploration budget for this project was doubled for 2005. The balance of the holes in 2004 were primarily underground holes directed toward delineating reserves and resources at the McCreedy West Mine's Inter Main and PM Deposits and to test the 1300, 1900 and #7 Deposits at the Levack Mine.

2005 Production Forecast

For the calendar year 2005 the Sudbury Joint Venture ("SJV") plans to ship a total of 508,000 tons of production, pre-production and development ore; an 80% increase over 2004 production levels. The production ore will come from the McCreedy West nickel contact and copper footwall deposits (including the PM Deposit) and the pre-production and development ore will come from the PM Deposit and the Levack Mine.

During fiscal 2005 year (from November 1, 2004 to October 31, 2005), the SJV is scheduled to produce up to 416,000 tons of Phase 1 (McCreedy West) and Phase 2 (PM Deposit) ore, with total estimated payable metal production of 7.6 million lbs. of nickel, 6.1 million lbs. of copper and 12,500 ounces of platinum, palladium and gold.  In addition 35,000 tons of pre-production ore is expected from the PM Deposit and once the reconditioning of the Levack No. 2 Shaft is complete in the third quarter of 2005, up to 36,000 tons of pre-production development nickel ore is planned.

2005 Exploration Outlook

The approved 2005 exploration budget for the SJV is $11.4 million, compared to approximately $12.5 million in 2004.  Last year's exploration budget was primarily focused on upgrading reserves and resources in the Inter Main and PM Deposits and to support mine planning.  The 2005 exploration budget is 53% committed to exploring for new copper-precious metal, footwall deposits behind the Levack-McCreedy West Mine Complex, where recent mineralized intersections in two areas associated with a strong off hole geophysical anomaly, were encountered. In addition, the program will explore for footwall-style, Cu-Pt-Pd-Au-rich and contact-style, Ni-rich deposits at the Podolsky Property.  The balance of the 2005 exploration budget will be used to upgrade reserves and resources and for mine planning.

Forward-Looking Statement

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this release the section entitled "2005 Outlook" contains forecasts subject to various risks.  The financial information contained in the highlight table and related text is un-audited information and may be subject to change as a result of the future audit process.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922,  Fax 416-360-0550,  Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938,

Fax: 416-360-0550,

Email: dwconstable@fnxmining.com,